Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

December 21, 2020

David Link
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ventoux CCM Acquisition Corp. Amendment No. 2 to Form S-1 Filed December 16, 2020 File No. 333-251048

Dear Mr. Link:

On behalf of our client, Ventoux CCM Acquisition Corp. (the “Company”), we hereby provide a response to the comment issued in a letter dated December 21, 2020 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter below. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

David Link December 21, 2020 Page 2

Amendment No. 2 to Form S-1 filed December 16, 2020

Risk Factors

Our amended and restated certificate of incorporation designates... page 39

1.	We note your disclosure regarding the exclusive forum provisions on pages 39 and 96. We also note that the provisions in Section 10 of the Amended and Restated Certificate of Incorporation, in Exhibit 3.4, are inconsistent with your description of the exclusive forum provisions. Please revise as appropriate. In addition, please describe the forum provisions set forth in Section 9.3 of the Warrant Agreement in your description of the warrants and risk factors.

Response: The Company has revised the disclosure on pages 39 and 96 with respect to the Company’s Amended and Restated Certificate of Incorporation, and the disclosure on pages 38 to 39 and page 93 with respect to the Warrant Agreement.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner